Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K
Annual Report

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 1997

Commission File No. 1-10697

COMMERCIAL INTERTECH 401(k) PLAN

COMMERCIAL INTERTECH CORP.
1775 Logan Avenue
Youngstown, Ohio 44505

                                                AUDITED FINANCIAL STATEMENTS AND
                                                SCHEDULES



                                                COMMERCIAL INTERTECH 401(k) PLAN



                                                December 31, 1997 and 1996

                         Report of Independent Auditors


Administrative Committee
Commercial Intertech 401(k) Plan


We have audited the accompanying statements of net assets available for plan benefits of the Commercial Intertech 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997, and Schedule of Reportable Transactions for the year ended December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.



                                                        /s/ Ernst & Young LLP


Cleveland, Ohio
June 24, 1998

                                                               Commercial Intertech 401(k) Plan

                                                     Statements of Net Assets Available for Plan Benefits
                                                                     DECEMBER 31, 1997
                                                    --------------------------------------------------
                                                        ALLOCATED       UNALLOCATED      TOTAL
                                                    ---------------------------------------------------
ASSETS
Cash and cash equivalents                                $    38,204                    $    38,204
Interest receivable                                            4,904                          4,904
Employer contributions receivable
Employee contributions receivable                            282,288                        282,288
                                                    ---------------------------------------------------
                                                             325,396                        325,396
Investments:
   Interest in a registered investment company            19,415,490                     19,415,490
   Investments in common/collective trusts                11,875,351                     11,875,351
   Unallocated insurance contracts
   Commercial Intertech Corp. Series B
     Preferred Stock
   Commercial Intertech Corp. Common Stock                 5,504,788                      5,504,788
   CUNO Incorporated Common Stock
   Participant loans receivable                              858,604                        858,604
                                                    ---------------------------------------------------
                                                          37,654,233                     37,654,233
LIABILITIES
Notes payable
Other liabilities
                                                    ---------------------------------------------------

                                                    ---------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                   $37,979,629          $0        $37,979,629
                                                    ===================================================


                                                               Commercial Intertech 401(k) Plan

                                                     Statements of Net Assets Available for Plan Benefits
                                                                      DECEMBER 31, 1996
                                                    -------------------------------------------------------
                                                         ALLOCATED       UNALLOCATED          TOTAL
                                                    -------------------------------------------------------
ASSETS
Cash and cash equivalents                                 $ 4,806,533     $         669      $ 4,807,202
Interest receivable                                            90,907             2,328           93,235
Employer contributions receivable                             352,588                            352,588
Employee contributions receivable                             187,875                            187,875
                                                    -------------------------------------------------------
                                                            5,437,903             2,997        5,440,900
Investments:
   Interest in a registered investment company             12,083,261                         12,083,261
   Investments in common/collective trusts
   Unallocated insurance contracts                         10,085,083                         10,085,083
   Commercial Intertech Corp. Series B
     Preferred Stock                                        8,102,658        16,511,115       24,613,773
   Commercial Intertech Corp. Common Stock                  8,150,870                          8,150,870
   CUNO Incorporated Common Stock                           1,642,988                          1,642,988
   Participant loans receivable                               563,803                            563,803
                                                    -------------------------------------------------------
                                                           40,628,663        16,511,115       57,139,778
LIABILITIES
Notes payable                                                                11,346,122       11,346,122
Other liabilities                                             154,075                            154,075
                                                    -------------------------------------------------------
                                                              154,075        11,346,122       11,500,197
                                                    -------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $45,912,491     $   5,167,990      $51,080,481
                                                    =======================================================


See notes to financial statements.

                                                               Commercial Intertech 401(k) Plan

                                                              Statement of Changes in Net Assets
                                                                  Available for Plan Benefits

                                                             For the Year Ended December 31, 1997
                                                            Allocated          Unallocated            Total
                                                       -------------------------------------------------------------

ADDITIONS
Employee contributions                                       $  3,136,397                            $  3,136,397
Interest income                                                   631,422         $     6,680             638,102
Dividend income                                                   432,526             396,147             828,673
Other income                                                       93,494                                  93,494
                                                       -------------------------------------------------------------
                                                                4,293,839             402,827           4,696,666
DEDUCTIONS
Interest expense                                                    7,056             401,653             408,709
Distributions                                                   7,436,127                               7,436,127
                                                       -------------------------------------------------------------
                                                                7,443,183             401,653           7,844,836
Net realized and unrealized appreciation in aggregate
   current value of investments                                 6,173,566                               6,173,566
Net transfers to (from) plan                                  (10,957,084)         (5,169,164)        (16,126,248)
                                                       -------------------------------------------------------------
Net deductions                                                 (7,932,862)         (5,167,990)        (13,100,852)
Net assets available for plan benefits at beginning
   of year                                                     45,912,491           5,167,990          51,080,481
                                                       -------------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
   AT END OF YEAR                                            $ 37,979,629         $         0        $ 37,979,629
                                                       =============================================================


See notes to financial statements.

                        Commercial Intertech 401(k) Plan

                          Notes to Financial Statements

                          Year Ended December 31, 1997


A.     PLAN AMENDMENTS AND RESTATEMENT

The Commercial Intertech 401(k) Plan (the "Plan") constitutes an amendment and restatement of the Commercial Intertech Retirement Stock Ownership and Savings Plan and the merger of the Cylinder City Savings and Retirement Plan, both effective September 1, 1997. Prior to the Plan merger, the Company matching portion of the Plan was transferred, effective September 1, 1997, to the Commercial Intertech Employee Stock Ownership Plan (the "ESOP").

The transfer of assets allocated to the accounts of participants included approximately 143,824 shares of Convertible Series B Preferred Stock ("Preferred Shares") with a value of $5,923,274, 207,707 common shares of Commercial Intertech Corp. (the "Company") with a value of $3,621,891, and cash totaling $3,086,270. The $12,631,435 transfer of allocated assets represented 27.5% and 24.7% of allocated and total net assets respectively available for benefits as of December 31, 1996.

The transfer of unallocated assets and liabilities included 400,908 Preferred Shares with a value of $16,511,115, cash totaling $146,287, and notes payable with a value of $11,346,122. The $5,311,280 net transfer of unallocated assets represented 102.8% and 10.4% of unallocated and total net assets respectively available for benefits as of December 31, 1996.

The merger of the Cylinder City Savings and Retirement plan resulted in the transfer of approximately $1,844,132 into the Plan. This amount is equal to 3.6% of total net assets available for benefits as of December 31, 1996.

On June 16, 1997, the Plan was amended to allow participation by eligible employees on and after the first day of the first month following the date the employee completes the earlier of (1) six months and 500 hours of eligible service or (2) one year of eligible service. This amendment was effective January 1, 1997 and did not have a significant impact on the net assets available for benefits.

On September 10, 1996 the Plan was amended to incorporate provisions relating to the spin off of CUNO Incorporated, a wholly-owned subsidiary at that time. Principally, all Company employees of CUNO Incorporated became fully vested in their accrued benefits, and were terminated from the Company.

                        Commercial Intertech 401(k) Plan

A.     PLAN AMENDMENTS AND RESTATEMENT--CONTINUED

As a result of the amendment, the Plan made distributions of $7,649,035 to CUNO Incorporated employees in 1996, and $3,884,811 in 1997 ( for the 1996 Plan year). Respectively, the amounts represent 15.0% and 7.6% of net assets available for benefits at December 31, 1996.

The Plan was also amended on September 10, 1996 to allow participation by non-highly compensated employees of the Component Engineering Division, as defined by the Company. This amendment was effective July 1, 1996 and did not have a significant impact on the net assets available for benefits.

B.     DESCRIPTION OF THE PLAN

The Plan consists of a pre-tax savings program, under which participants may elect to contribute up to 18% of their compensation, on a tax-deferred basis, into the Plan. Prior to September 1, 1997, the Plan consisted of a pre-tax savings program allowing contributions up to 15% of a participant's compensation, a post-tax program under which participants could contribute up to an additional 10% of their compensation, and a leveraged matching employee stock ownership plan. Participant contributions are subject to IRS limitations.

Employee contributions are accrued as income by the Plan on a monthly basis. The Company contributes, into the ESOP, 50% (made in Preferred and Common shares as needed) of the first 6% of eligible compensation that a participant contributes into the Plan on a tax-deferred basis. Prior to September 1, 1997, Company matching contributions were made directly into the leveraged matching portion of the Plan. Post-tax contributions were made with after-tax dollars and did not receive Company matching contributions.

All employees of the Company and its designated subsidiaries are eligible to participate in the Plan upon reaching the earlier of (1) six months and 500 hours of eligible service or (2) one year of eligible service. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The leveraged matching employee stock ownership features of the Plan were designed to comply with Section 4975 (e) (7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, (the "Code").

                        Commercial Intertech 401(k) Plan

B.     DESCRIPTION OF THE PLAN--CONTINUED

The Plan provides for separate investment options in one or more funds as directed by the participants. Participants may change investment options at any time. With the exception of the Commercial Intertech Common Stock Fund, all-new investment options were offered effective September 1, 1997.

At December 31, 1997, 480 individuals participated in the Commercial Intertech Common Stock fund, 630 individuals participated in the Benham Stable Asset Fund, 166 individuals participated in the Benham GNMA Fund, 117 individuals participated in the American Century Strategic Allocation: Conservative Fund, 285 individuals participated in the American Century Strategic Allocation:
Moderate Fund, 278 individuals participated in the American Century Strategic
Allocation: Aggressive Fund, 451 individuals participated in the Barclays Equity Index Fund, 350 individuals participated in the American Century Value Fund, 591 individuals participated in the American Century Equity Growth Fund, 755 individuals participated in the Twentieth Century Ultra Fund, 236 individuals participated in the Twentieth Century Vista Fund, and 489 individuals participated in the Twentieth Century International Growth Fund.

At December 31, 1996, 829 individuals participated in the CIGNA Guaranteed Long Term Account, 691 individuals participated in the Commercial Intertech Common Stock Account Fund, 291 individuals participated in the Fidelity Intermediate Bond Fund, 450 individuals participated in the Fidelity Balanced Fund, 478 individuals participated in the Fidelity U.S. Equity Index Fund, and 741 individuals participated in the Fidelity Growth Company Fund.

All investment account dollars that result from employee contributions and related investment results are immediately vested.

Company matching contributions and related investment results vest according to the following schedule:

   Years of Vesting Service                   % Vested
--------------------------------            --------------
Less than 1 year                                   0%
1 year                                            20
2 years                                           40
3 years                                           60
4 years                                           80
5 years                                          100

                        Commercial Intertech 401(k) Plan

B.     DESCRIPTION OF THE PLAN--CONTINUED

Participants become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. There were no non-vested assets in the Plan attributable to terminated employees at December 31, 1997.

The Plan also provides for withdrawal in cases of financial hardship, upon attainment of age 59-1/2, and of the post-tax savings program contributions. Participating employees may borrow up to the lesser of 50% of their account balance attributable to employee contributions or $50,000. The amount borrowed is repaid to the participant's account via payroll deductions and carries an interest charge at the market rate of interest at the date of the loan.

The Plan purchased the Preferred Shares, which are held in a trust established under the Plan, in 1990 using the proceeds of a $14.3 million borrowing guaranteed by the Company. In June 1993, the loan was refinanced through the placement of 7.08% Senior Notes (the "Notes"), totaling $13,240,994, with two insurance company lenders. In July 1996, the Notes, then totaling $11,869,497, were purchased by the Company. Finally in September 1997 the Plan transferred the Notes, then totaling $11,346,122, to the ESOP. The Notes were guaranteed by the Company and were collateralized by the unallocated Preferred Shares. Each year dividends on the Preferred Shares (allocated and unallocated) and Company contributions to the Plan have been used to repay the Notes.

The financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

       a. The accounts of employees with vested rights in allocated stock (Allocated) and

       b. Stock not yet allocated to employees (Unallocated).

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. The trust department of UMB Bank, an independent third-party bank, is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

                        Commercial Intertech 401(k) Plan

B.     DESCRIPTION OF THE PLAN--CONTINUED

Upon termination of the Plan, amounts credited to each participant's account shall be 100% vested and nonforfeitable. Additionally, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The foregoing description of the Plan provides only general information. Additional information about the Plan agreement, allocation of Preferred Shares, forfeitures and distributions from the Plan may be obtained from the Committee.

C.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Commercial Intertech 401(k) Plan are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments consisting of common shares of Commercial Intertech Corp. and common shares of CUNO Incorporated (both in the Commercial Intertech Common Stock Fund) are carried at the closing market price on the last business day of the Plan's year. Investments consisting of Convertible Series B Preferred Stock were valued by an independent appraiser using the greater of 3.0227 of the price of Company common stock as of the last business day of the Plan's year or $23.25, the price guaranteed to the Plan participants by the Company.

Investments in unallocated insurance contracts (CIGNA Guaranteed Long Term Account) are valued at contract value as determined by Connecticut General Life Insurance Company ("CIGNA"). Investments in registered investment company funds (Fidelity Intermediate Bond, Balanced, U.S. Equity Index and Growth Company Funds, Benham GNMA Fund, Twentieth Century Strategic Allocation: Conservative, Moderate, and Aggressive Funds, American Century Value and Equity Growth Funds, and Twentieth Century Ultra, Vista, and International Growth Funds), and in common/collective trusts (Benham Stable Asset Fund, Barclays Equity Index Fund) are carried at the value of their underlying assets as of the last business day of the Plan's year as determined by their respective Investment Managers. Participant loans receivable are valued at cost which approximates fair value.

                        Commercial Intertech 401(k) Plan

C.     SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        Commercial Intertech 401(k) Plan

D.   STATEMENTS OF CHANGES IN NET ASSETS OF PARTICIPANT DIRECTED FUNDS

     The amount of assets invested in each participant directed fund at the beginning and end of the Plans' year and changes in assets in each fund during the year were as follows:


                                                                                                           Commercial
                                                                                                            Intertech
                                        CIGNA       Fidelity      Fidelity      Fidelity      Fidelity       Common
                                     Guaranteed   Intermediate    Balanced     U.S. Equity   Growth Co.       Stock
                                       Account      Bond Fund       Fund       Index Fund       Fund          Fund
                                    ------------------------------------------------------------------------------------
Additions:
   Employee contributions             $   470,422    $   71,818    $  169,166    $  273,971    $  673,522    $  268,091
   Earnings from investments              382,521        41,351        44,722        40,245        20,139       252,605
                                    ------------------------------------------------------------------------------------
Total additions                           852,943       113,169       213,888       314,216       693,661       520,696

Deductions:
   Distributions                        1,005,983       149,310       243,113       180,091       530,618       296,461
   Administrative expenses
                                    ------------------------------------------------------------------------------------
Total deductions                        1,005,983       149,310       243,113       180,091       530,618       296,461

Net realized and unrealized
   appreciation (depreciation)           (134,150)       26,798       370,866       570,825     1,192,085     2,329,176
Transfers to (from) fund               (9,797,893)     (987,585)   (2,322,284)   (3,131,123)   (8,034,645)   (3,927,495)
                                    ------------------------------------------------------------------------------------
Net additions (deductions)            (10,085,083)     (996,928)   (1,980,643)   (2,426,173)   (6,679,517)   (1,374,084)

Net fund assets at beginning
   of year                             10,085,083       996,928     1,980,643     2,426,173     6,679,517     6,917,076
                                    ------------------------------------------------------------------------------------

NET FUND ASSETS AT END OF YEAR        $         0   $         0   $         0   $         0   $         0   $ 5,542,992
                                    ====================================================================================


                                                                          Twentieth   Twentieth   Twentieth
                                                                           Century     Century     Century
                                                     Benham               Strategic   Strategic   Strategic
                                    Participant      Stable    Benham    Allocation  Allocation   Allocation
                                       Loans         Asset      GNMA     Conservative Moderate    Aggressive
                                    Receivable       Fund       Fund        Fund        Fund         Fund
                                    ---------------------------------------------------------------------------
Additions:
   Employee contributions                         $  153,453  $   29,595    $ 26,948  $   69,055  $   57,708
   Earnings from investments          $  56,191      286,106      41,920      28,010      75,692      63,195
                                    ---------------------------------------------------------------------------
Total additions                          56,191      439,559      71,515      54,958     144,747     120,903

Deductions:
   Distributions                          3,729      459,290       4,284       3,442         500       3,416
   Administrative expenses                               701          17         106          27          64
                                    ---------------------------------------------------------------------------
Total deductions                          3,729      459,991       4,301       3,548         527       3,480

Net realized and unrealized
   appreciation (depreciation)                                    14,858     (11,325)    (23,447)    (38,473)
Transfers to (from) fund                242,339    8,807,431   1,453,315     454,089   1,398,455   1,228,849
                                    ---------------------------------------------------------------------------
Net additions (deductions)              294,801    8,786,999   1,535,387     494,174   1,519,228   1,307,799

Net fund assets at beginning
   of year                              563,803
                                    ---------------------------------------------------------------------------

NET FUND ASSETS AT END OF YEAR        $ 858,604  $8,786,999   $1,535,387   $ 494,174 $1,519,228    $1,307,799
                                    ===========================================================================




                                                               American                            Twentieth
                                      Barclays    American     Century     Twentieth   Twentieth    Century
                                       Equity      Century      Equity      Century     Century   International
                                        Index       Value       Growth       Ultra       Vista      Growth
                                        Fund        Fund         Fund        Fund        Fund        Fund
                                    ---------------------------------------------------------------------------
Additions:
   Employee contributions              $  112,398   $  86,002   $  187,515  $  248,811 $   46,557    $  96,952
   Earnings from investments                2,104     334,053      530,488   1,105,064     50,331      241,417
                                    ---------------------------------------------------------------------------
Total additions                           114,502     420,055      718,003   1,353,875     96,888      338,369

Deductions:
   Distributions                            4,828       4,236        8,394       6,897        495        8,908
   Administrative expenses                    120         277          272         372         76          258
                                    ---------------------------------------------------------------------------
Total deductions                            4,948       4,513        8,666       7,269        571        9,166

Net realized and unrealized
   appreciation (depreciation)            141,220    (255,311)    (250,689) (1,173,109)  (165,545)    (214,361)
Transfers to (from) fund                2,837,578   1,946,444    4,153,496   5,187,064    835,164    1,598,744
                                    ---------------------------------------------------------------------------
Net additions (deductions)              3,088,352   2,106,675    4,612,144   5,360,561    765,936    1,713,586

Net fund assets at beginning
   of year
                                    ---------------------------------------------------------------------------

NET FUND ASSETS AT END OF YEAR         $3,088,352 $2,106,675   $4,612,144   $5,360,561  $ 765,936   $1,713,586
                                    ===========================================================================

                        Commercial Intertech 401(k) Plan

E.     INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan is amended periodically to conform with current income tax laws. The Committee is not aware of any action or event that has occurred that might affect the Plan's qualified status.

F.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of the Company for $1,274,270 and sold shares of common stock of the Company for $2,447,169 during the year ended December 31, 1997. The Plan also sold shares of CUNO Incorporated, a former wholly-owned subsidiary for $1,624,107.

The Plan received dividends on common stock of the Company of $290,410 and dividends on Preferred Shares of the Company of $538,263 during the year ended December 31, 1997.

At December 31, 1996, the Plan had a noncash contribution receivable from the Company of 25,878 shares, of Company common stock with a market value of $352,588. At December 31, 1997, the Plan had no Company contributions receivable due to the transfer of the Company matching portion of the Plan to the ESOP.

                        Commercial Intertech 401(k) Plan

G.     INVESTMENTS

As of December 31, 1997, the Plan's investments consist of common stock of the Company, interests in common/collective trusts (Benham Stable Asset Fund, Barclays Equity Index Fund), interests in a registered investment company (American Century Investments), amounts in a temporary investment fund, and loans to participants as follows:

       Identity of Issuer                   Description of                                 Current
        or Similar Party                      Investment                   Cost             Value
---------------------------------------------------------------------------------------------------------
 *Commercial Intertech Corp.       265,291 Common Shares,
                                      $1.00 Par Value                     $ 2,426,238  **   $ 5,504,788
 *American Century Investments     Benham Stable Assets Fund                8,786,999  **     8,786,999
 *American Century Investments     Benham GNMA Fund                         1,521,067         1,535,387
 *American Century Investments     Twentieth Century Strategic
                                     Allocation: Conservative Fund            506,433           494,174
 *American Century Investments     Twentieth Century Strategic
                                   Allocation: Moderate Fund                1,542,454         1,519,228
 *American Century Investments     Twentieth Century Strategic
                                      Allocation: Aggressive Fund           1,346,196         1,307,799
  Barclays PLC Bank                Barclays Equity Index Fund               2,948,825  **     3,088,352
 *American Century Investments     American Century Value Fund              2,359,679  **     2,106,675
 *American Century Investments     American Century Equity
                                      Growth Fund                           4,863,398  **     4,612,144
 *American Century Investments     Twentieth Century Ultra Fund             6,523,964  **     5,360,561
 *American Century Investments     Twentieth Century Vista Fund               922,695           765,936
 *American Century Investments     Twentieth Century International
                                      Growth Fund                           1,921,493         1,713,586
 *UMB Bank                         Scout Prime 1 Mutual Fund                   38,204            38,204
  Participants                     Loans Receivable                           858,604           858,604
                                                                     ====================================
                                                                          $36,566,249       $37,692,437
                                                                     ====================================

                        Commercial Intertech 401(k) Plan

G.     INVESTMENTS--CONTINUED

As of December 31, 1996, the Plan's investments consisted of common and Preferred Shares of the Company, common shares of CUNO Incorporated, interests in a registered investment company (Fidelity Management Trust Company), unallocated insurance contracts (CIGNA Guaranteed Long Term Account), amounts in a short-term investment fund, and loans to participants as follows:

       Identity of Issuer                   Description of                                 Current
        or Similar Party                      Investment                   Cost             Value
---------------------------------------------------------------------------------------------------------
 *Commercial Intertech Corp.       598,229 Common Shares,
                                      $1.00 Par Value                     $ 4,207,538  **  $ 8,150,870
 *Commercial Intertech Corp.       196,741 Convertible Series B
                                      Preferred Shares-Allocated            4,574,238  **    8,102,658
 *Commercial Intertech Corp.       400,908 Convertible Series B
                                      Preferred Shares-Unallocated          9,321,111  **   16,511,115
  CUNO Incorporated                110,453 Common Shares,
                                     $.001 Par Value                          858,436        1,642,988
  Connecticut General Life         Guaranteed Long Term Account
    Insurance Company                (effective yield 5.65%)               10,085,083  **   10,085,083
  Fidelity Mgt. Trust Co.          Intermediate Bond Fund                   1,017,506          996,928
  Fidelity Mgt. Trust Co.          Balanced Fund                            1,818,112        1,980,643
  Fidelity Mgt. Trust Co.          U.S. Equity Index Fund                   1,780,731        2,426,173
  Fidelity Mgt. Trust Co.          Growth Company Fund                      5,322,628  **    6,679,517
 *LaSalle Nat'l Bank, N.A.         Short-Term Investment Fund               4,807,197  **    4,807,197
   Participants                    Loans Receivable                           563,803          563,803
                                                                     ------------------------------------
                                                                          $44,356,383      $61,946,975
                                                                     ====================================

*  Party-in-interest.

** Investment representing five percent or more of the Plan's net assets available for benefits.

                        Commercial Intertech 401(k) Plan

G.     INVESTMENTS--CONTINUED

The net appreciation (depreciation) (including investments bought, sold and held during the year) for each significant class of investment for the year ended December 31, 1997 is as follows:

Fair value determined by closing market price:
   Commercial Intertech Corp. Common Stock:
     Participant-Directed Accounts                                        $2,308,870
     Company Matching Accounts                                               799,078
   CUNO Incorporated Common Stock:
     Participant-Directed Accounts                                            20,306
     Company Matching Accounts                                                36,284
  Fair value determined by other means (see Footnote C):
       Fidelity Intermediate Bond Fund                                        36,253
       Fidelity Balanced Fund                                                336,786
       Fidelity U.S. Equity Index Fund                                       665,248
       Fidelity Growth Company Fund                                        1,272,898
       Benham Stable Asset Fund                                              185,815
       Benham GNMA Fund                                                       48,544
       American Century Strategic Allocation:
         Conservative Fund                                                    17,437
         Moderate Fund                                                        47,313
         Aggressive Fund                                                      25,755
       Barclays Equity Index Fund                                            169,498
       American Century Value Fund                                            73,616
       American Century Equity Growth Fund                                   277,340
       Twentieth Century Ultra Fund                                          (62,070)
       Twentieth Century Vista Fund                                         (114,814)
       Twentieth Century International Growth Fund                            29,409
                                                                          ----------

                                                                          $6,173,566
                                                                          ==========

The Company's common stock is publicly traded on the New York Stock Exchange (ending per share price at December 31, 1997 was $20.750). The Company's Preferred Shares are not registered or publicly traded. Each Preferred Share was convertible into 3.0227 shares of common stock at any time subject to anti-dilution adjustments. Annual dividends on the Preferred Shares were $1.97625 per share. The Preferred Shares are callable by the Company under certain conditions specified in the Plan, at the following prices:

                        Commercial Intertech 401(k) Plan

G.     INVESTMENTS--CONTINUED

             Call Date                             Call Price
----------------------------------------------------------------
January 1, 1998                                         $23.63
January 1, 1999                                          23.44
January 1, 2000 and thereafter                           23.25

H.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                               DECEMBER 31
                                                          1997              1996
                                                      -------------------------------
Net assets available for benefits per the
   financial statements                               $37,979,629         $51,080,481
Amounts allocated to withdrawing
   participants                                          (777,668)         (6,136,752)
                                                      ==================================

NET ASSETS AVAILABLE FOR BENEFITS PER THE
   FORM 5500                                          $37,201,961         $44,943,729
                                                      ==================================

The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1997
                                                                    --------------
Distributions paid to participants per the financial
   statements                                                        $ 7,436,127
Add:  Amounts allocated to withdrawing participants at
   December 31, 1997                                                     777,668
Less:  Amounts allocated to withdrawing participants at
   December 31, 1996                                                  (6,136,752)
                                                                     -----------

BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500                      $ 2,077,043
                                                                     ===========

                        Commercial Intertech 401(k) Plan

I.     EMPLOYER CONTRIBUTIONS

Effective September 1, 1997, the Company is obligated to make matching contributions in cash to the ESOP which, when aggregated with the ESOP's dividends on Preferred Shares and interest earnings, equal the amount necessary to enable the ESOP to make its regularly scheduled payments of principal and interest due on its Notes. This contribution enables the ESOP to allocate an appropriate number of Preferred Shares to participants (see Note B). Should the value of Preferred Shares allocated be less than the required matching contribution, the Company will make additional contributions to the ESOP in the form of common stock or cash. Should the value of Preferred Shares allocated be more than the required matching contributions, any excess value of Preferred Shares released over the required amount will be allocated proportionately to each participant's account in the ESOP based upon the ratio of the participant's current Company matching contribution to the ESOP for the Plan year to the aggregate Company matching contributions to the ESOP for all participants for the Plan year. Prior to September 1, 1997, employer contributions were made to the Plan on the same basis as described above.

J.     YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on the Plan's operations.

                                                                                                                                   1
                        Commercial Intertech 401(k) Plan

           Item 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1997

         Identity of Issue                          Description of                                                Current
          or Similar Party                            Investment                                Cost               Value
-----------------------------------------------------------------------------------------------------------------------------
*  Commercial Intertech Corp.               265,291 Common Shares,
                                               $1.00 Par Value                              $ 2,426,238        $ 5,504,788
*  American Century Investments             Benham Stable Asset Fund                          8,786,999          8,786,999
*  American Century Investments             Benham GNMA Fund                                  1,521,067          1,535,387
*  American Century Investments             Twentieth Century Strategic
                                               Allocation:  Conservative Fund                   506,433            494,174
*  American Century Investments             Twentieth Century Strategic
                                               Allocation:  Moderate Fund                     1,542,454          1,519,228
*  American Century Investments             Twentieth Century Strategic
                                               Allocation:  Aggressive Fund                   1,346,196          1,307,799
   Barclays PLC Bank                        Barclays Equity Index Fund                        2,948,825          3,088,352
*  American Century Investments             American Century Value Fund                       2,359,679          2,106,675
*  American Century Investments             American Century Equity
                                               Growth Fund                                    4,863,398          4,612,144
*  American Century Investments             Twentieth Century Ultra Fund                      6,523,964          5,360,561
*  American Century Investments             Twentieth Century Vista Fund                        922,695            765,936
*  American Century Investments             Twentieth Century International
                                               Growth Fund                                    1,921,493          1,713,586
*  UMB Bank                                 Scout Prime 1 Mutual Fund                            38,204             38,204
   Participants                             Loans Receivable                                          0            858,604
                                                                                            ==============================
                                                                                            $35,707,645        $37,692,437
                                                                                            ==============================

*        Party-in-interest

                        Commercial Intertech 401(k) Plan

                 Item 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1997


                                                                                                     Current Value
                                                                                                      of Asset on       Net
         Identity of                      Description          Purchase       Sales       Cost of     Transaction      Gain
        Party Involved                     of Assets             Price        Price        Asset          Date        (Loss)
----------------------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTIONS + 5%

Fidelity Management Trust Co.    Fidelity U.S. Equity Index                 $ 3,804,919  $ 2,535,984   $ 3,804,919  $  1,268,935
                                    Fund

Fidelity Management Trust Co.    Fidelity Growth Company Fund                 8,129,727    5,538,448     8,129,727     2,591,279

American Century Investments     Benham Stable Asset Fund      $10,521,551                10,521,551    10,521,551

American Century Investments     American Century Equity
                                    Growth Fund                  3,433,096                 3,433,096     3,433,096

American Century Investments     Twentieth Century Ultra Fund    4,165,694                 4,165,694     4,165,694

LaSalle National Bank, N.A.      Short Term Investment Fund      8,129,727                 8,129,727     8,129,727

LaSalle National Bank, N.A.      Short Term Investment Fund      3,804,919                 3,804,919     3,804,919

LaSalle National Bank, N.A.      Short Term Investment Fund                   8,132,619    8,132,619     8,132,619

LaSalle National Bank, N.A.      Short Term Investment Fund                   3,810,053    3,810,053     3,810,053

SERIES OF TRANSACTIONS + 5%

American Century Investments     Benham Stable Asset Fund       10,955,668   12,312,202   12,312,202    23,267,870

American Century Investments     Benham GNMA Fund                1,604,048    1,555,447    1,555,007     3,159,495           440

Barclays PLC Bank                Barclays Equity Index Fund      3,034,089    2,838,599    2,836,906     5,872,688         1,693

American Century Investments     American Century Value Fund     2,123,226    2,025,233    2,027,540     4,148,459        (2,307)

American Century Investments     American Century Equity
                                    Growth Fund                  4,469,077    4,180,399    4,179,834     8,649,476           565

American Century Investments     Twentieth Century Ultra Fund    5,605,685    5,061,716    5,071,421    10,667,401        (9,705)

American Century Investments     Twentieth Century
                                    International Growth Fund    1,894,311    1,911,503    1,917,956     3,805,813        (6,453)

Commercial Intertech Corp.       Common Stock                    6,599,641    4,547,107    4,209,454    13,146,748      (337,653)

                        Commercial Intertech 401(k) Plan

                   Audited Financial Statements and Schedules

                           December 31, 1997 and 1996

                                    CONTENTS
REQUIRED INFORMATION
Report of Independent Auditors ..................................................................       1

FINANCIAL STATEMENTS PROVIDED

Statements of Net Assets Available for Plan Benefits ............................................       2
Statement of Changes in Net Assets Available for Plan Benefits ..................................       3
Notes to Financial Statements ...................................................................       4

SCHEDULES

Item 27(a)--Schedule of Assets Held for Investment Purposes ......................................      17
Item 27(d)--Schedule of Reportable Transactions...................................................      18

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 29, 1998                     Commercial Intertech
                                          401(k) Plan

                                        By: James M. Donchess
                                           -----------------------------
                                            James M. Donchess
                                            Corporate Attorney, Benefits